UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: November, 2023

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Exhibits 99.2 and 99.3 to this report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) and on Form F-10 (File No. 333-263275) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: November 1, 2023	By:	/s/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	Senior Vice President, General Counsel Securities & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated November 1, 2023

99.2	Management’s Discussion and Analysis

99.3	Interim Financial Statements and Notes